EXHIBIT 99.6

Press Release

Total releases its Registration Document 2018

(Document de référence 2018) and its Form 20-F 2018

Paris, March 20, 2019 - The Document de référence of TOTAL S.A. for the year 2018 was filed with the French Financial Markets Authority (Autorité des marchés financiers) on March 20, 2019. It can be consulted and downloaded from the Company’s website (total.com, under the heading Investors / Regulated information). An English translation of the Document de référence (Registration Document) is also available on the Company’s website.

The following documents are included in the Document de référence:

-      the 2018 annual financial report,

-      the Board of Directors’ report on corporate governance required under Article L. 225-37 of the French Commercial Code,

-      the description of the share buy-back program,

-      the report on the payments made to governments required under Article L. 225-102-3 of the French Commercial Code,

-      the reports from the statutory auditors.

These documents present the 2018 remuneration and the 2019 remuneration policy of Patrick Pouyanné, which will be proposed to Total’s next Annual Shareholders’ Meeting. Patricia Barbizet, Lead Independent Director, made the following comments on behalf of the Board of Directors:

"The Board of Directors wants to emphasize that the decrease by 17% of Patrick Pouyanné’s cash remuneration due for the year 2018, resulting from the strict application of the rules voted in 2018 related to the calculation of the variable portion, doesn’t reflect in any way its appreciation of the exceptional work accomplished in 2018 by Patrick Pouyanné, notably with the acquisitions of Maersk Oil, Direct Énergie and Engie LNG as well as the continuation of the in-depth work of the Company’s transformation. The Board attributed indeed an appreciation of 100% to the personal performance of Patrick Pouyanné. Furthermore, in line with the policy voted and announced in 2018, the Board of Directors also confirmed the award of 72,000 performance shares to Patrick Pouyanné, an increase of 20% compared to the 2017 award. Taking into account the valuation of these shares, the global remuneration (fixed salary + variable compensation + performance shares) of Patrick Pouyanné has decreased by 3%.

The decrease of the variable compensation due for the year 2018 results from the criteria based on the average three-year change in the Group’s adjusted net income by comparison with those of the peers of Total. While the Group’s results increased by almost 30% in 2018, this criteria has suffered a bias due to the strong decrease of the performance in 2016 and 2017 of two companies included in the panel, which had seen a stronger growth of their relative performance compared to their peers in 2018. The Board of Directors noted with regret that this criteria mechanically decreased the variable compensation of the CEO by almost 30% compared to the previous year. This leads in 2019 to a decrease of the compensation in contradiction with the increase of the Group’s results and could, on the contrary, lead in 2020 to a significant rebound of the compensation.

Furthermore, the Board of Directors has revised the remuneration policy for the executive director for 2019 notably so that the criteria used for the determination of the variable compensation are in line with the strategy announced to the shareholders. The Board of Directors has therefore retained three new criteria (p-dividend organic cash breakeven, ROACE by comparison, greenhouse gas emissions) in addition to the existing three criteria (HSE, ROE, Gearing)."

The annual report on Form 20-F of TOTAL S.A. for the year ended December 31, 2018 was filed with the United States Securities and Exchange Commission (SEC) on March 20, 2019. It can be consulted and downloaded from the Company’s website (total.com, under the heading Investors / Regulated information) or from the SEC’s website (sec.gov).

Printed copies of the Document de référence, Registration Document and Form 20-F are available free of charge at the Company’s registered office at 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.